UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 7)

Under the Securities Exchange Act of 1934

Authentidate Holding Corp.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
052666104
(CUSIP Nubmer)

Adam D. Averbach, Esq. c/o Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐

SCHEDULE 13D

CUSIP No. 052666104

1.	NAMES OF REPORTING PERSONS Lazarus Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,718,034
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,718,034
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,718,034
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4%
14.	TYPE OF REPORTING PERSON IA

SCHEDULE 13D
CUSIP No. 052666104

1.	NAMES OF REPORTING PERSONS Justin B. Borus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,718,034
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,718,034
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,718,034
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4%
14.	TYPE OF REPORTING PERSON IN/HC

SCHEDULE 13D

CUSIP No. 052666104

1.	NAMES OF REPORTING PERSONS Lazarus Investment Partners LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,710,534
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,710,534
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,710,534
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4%
14.	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 052666104

1.	NAMES OF REPORTING PERSONS Lazarus Macro Micro Partners LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,500
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

Explanatory Note

This Amendment No. 7 amends and supplements the statement on Schedule 13D originally filed by Lazarus Management Company LLC ("Lazarus Management"), Justin B. Borus and Lazarus Investment Partners LLLP ("Lazarus Partners") on August 28, 2012, as amended from time to time (the "Schedule 13D").  This Schedule 13D is also filed on behalf of Lazarus Macro Micro Partners LLLP ("Macro Micro Partners" and collectively with Lazarus Management, Mr. Borus and Lazarus Partners, the "Reporting Persons").  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  The information set forth in response to each Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3.  Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On April 24, 2015, Lazarus Partners purchased a promissory note from the Issuer in the principal amount of $500,000, bearing interest at 0.48% per month, with principal and interest payable on the maturity date.  The note is scheduled to mature on July 2, 2015 or at such earlier time as the Issuer receives at least $900,000 in cash proceeds during a 30-day period from an equity or debt financing.  In connection with the purchase of the promissory note, the Issuer and Lazarus Partners entered into a Warrant Amendment Agreement, dated April 24, 2015, pursuant to which the terms of warrants to purchase common stock held by Lazarus Partners were amended by extending the expiration date to October 25, 2019 and adjusting the exercise price to $0.25 per share.  Lazarus Partners beneficially owns warrants to purchase 6,233,634 shares of common stock to which these amended terms apply.  With respect to warrants to purchase 4,001,240 shares of common stock, the effective date of the amendment was April 24, 2015 and with respect to warrants to purchase 2,232,394 shares of common stock, the effective date is May 7, 2015.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented by adding the following:

Reference is made to Items 7, 9, 11 and 13 of pages 2-5 of this Schedule 13D, which items are incorporated by reference.  The securities reported on this Schedule 13D that are held by Lazarus Partners consist of 6,634,787 shares of common stock, warrants to purchase an additional 6,233,634 shares of common stock and 200,000 shares of Series D Preferred Stock that are convertible into 1,842,113 shares of common stock.  The securities reported on this Schedule 13D that are held by Macro Micro Partners consist of 7,500 shares of common stock.  The calculation of percentage of beneficial ownership in Item 13 of pages 2-5 was calculated using information from Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 17, 2015, in which the Issuer stated that there were 41,964,118 shares of common stock outstanding as of April 8, 2015.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 4 above is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of April 28, 2015, by and among Lazarus Investment Partners LLLP, Lazarus Macro Micro Partners LLLP, Lazarus Management Company LLC and Justin B. Borus.
Exhibit B:	Promissory Note issued April 24, 2015
Exhibit C:	Warrant Amendment Agreement dated April 24, 2015

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2015

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Managing Member

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its General Partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Managing Member

LAZARUS MACRO MICRO PARTNERS LLLP By: Lazarus Management Company LLC its General Partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Managing Member

/s/ Justin B. Borus
Justin B. Borus